Exhibit (a)(iv)

MEMORANDUM OF UNDERSTANDING FOR SETTLEMENT

This Memorandum of Understanding for Settlement (“Memorandum”) is entered into as of December 4, 2009, by and among the parties to the action captioned In re MAXXAM Inc. Shareholders Litigation, Consol. C.A. No. 4893-VCP (the “Action”), pending before the Court of Chancery of the State of Delaware (the “Court”).

WHEREAS:

A.           On August 24, 2009, MAXXAM Inc. (“MAXXAM” or the “Company”) announced a plan to execute a 1-for-250 reverse stock split (the “Reverse Stock Split”) allowing the Company to de-list its common stock from the NYSE Amex and terminate its status as an SEC-regulated entity (the “Going Dark Plan”).

B.           On September 11, 2009, Alan R. Kahn filed a putative class action, captioned Kahn v. Hurwitz, et al., C.A. No. 4893-VCP (the “Kahn Action”), individually and on behalf of all others similarly situated, against defendants MAXXAM, Charles E. Hurwitz, Shawn M. Hurwitz, J. Kent Friedman, Robert J. Cruikshank, Ezra G. Levin, Stanley D. Rosenberg, and Michael J. Rosenthal (the “Defendants”) alleging breach of fiduciary duties and seeking, among other things, preliminarily and permanently to enjoin the consummation of the Reverse Stock Split and Going Dark Plan, or alternatively, in the event any of those transactions are consummated, to rescind and set them aside.

C.           On October 9, 2009, James L. and Eleanor A. Gaynor, as trustees of the James L. and Eleanor A. Gayner 1980 Trust UAD 2/4/87 (collectively with Alan R. Kahn, the “Plaintiffs”) filed a putative class action, captioned Gayner v. MAXXAM Inc., et al., C.A. No. 4971-VCP (the “Gayner Trust Action”), individually and on behalf of all others similarly situated, against the Defendants including similar allegations as those contained in the Kahn Complaint as well as allegations concerning purported non-disclosures in, and deficiencies concerning, the MAXXAM Preliminary Proxy Statement filed on August 26, 2009 with the Securities and Exchange Commission (the “SEC”).  The Gayner Trust Complaint also seeks preliminarily and permanently to enjoin the consummation of the Reverse Stock Split and Going Dark Plan, or alternatively, in the event any of those transactions are consummated, to rescind and set them aside.

D.           On October 16, 2009, the Kahn Action and Gayner Trust Action were consolidated as In re MAXXAM Inc. Shareholders Litigation, Consol. C.A. 4893-VCP.  The complaint filed in the Gayner Trust Action was designated as the operative complaint (the “Complaint”).

E.           On November 18, 2009, the Company filed its Definitive Proxy Statement for the Reverse Stock Split with the SEC.

F.           After extensive negotiations, counsel for the parties to the Action, on December 1, 2009, reached an agreement-in-principle concerning the proposed settlement of the Action, including the form of a Schedule 14A Supplemental Proxy Statement that MAXXAM will file with the SEC, issue as an attachment to a press release and mail to MAXXAM’s stockholders.

G.           After agreeing on the terms of the settlement related to the merits of Plaintiffs’ allegations, the parties entered into negotiations concerning the fee application that Plaintiffs would make to the Court and, on December 4, 2009, the parties reached agreement.

H.           Because counsel for the parties to the Action have concluded that the terms contained in this Memorandum are fair and adequate and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the substantial benefits and protections offered herein, the parties document their agreement-in-principle in this Memorandum.

I.           Defendants have denied, and continue to deny, that they have committed any violation of law of any kind or engaged in any of the wrongful acts alleged in the Action.  Defendants expressly maintain that they have diligently and scrupulously complied with their fiduciary and other legal duties.  Defendants are entering into this Memorandum solely to eliminate the burden and expense of further litigation.

J.           Plaintiffs believe that the claims asserted in the Action have merit.  However, Plaintiffs’ counsel have taken into account the uncertain outcome, and inherent delays and risks of any litigation and believe that the resolution of the Action under the terms stated herein are in the best interests of the public shareholders of MAXXAM’s common stock.

NOW, THEREFORE, the parties to the Action have reached an agreement-in-principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”):

1.           The purpose of this Memorandum is to set forth the agreement-in-principle of the parties to the Action with respect to the matters addressed below.

2.           In consideration for the full settlement and release of all Settled Claims (as defined below), the parties to the Action have agreed as follows:

a.           the consideration for shares of common stock under 250 or in excess of 250 or any multiple thereof will be increased from $10.77 to $11.00 per common share;

b.           from the date of termination of MAXXAM’s obligations to file Form 10-K and Form 10-Q reports through May 15, 2014, MAXXAM will make available through the limited information tier of the Pink Sheets as well as through a press release for national distribution on the PR Newswire or BusinessWire service (or any successor thereto):

i.	a copy of its audited consolidated financial statements for the previous fiscal year within 135 days after the end of the fiscal year;

ii.
quarterly unaudited financial reports that include a balance sheet, income statement, and total shares outstanding report (in each case without footnotes) within seventy-five (75) days after the end of the first, second and third fiscal quarters;

iii.
a statement of the total amount of compensation (as computed for Internal Revenue Service purposes) paid by MAXXAM (a) to Charles E. Hurwitz, and (b) to MAXXAM’s other directors and executive officers as a group, such statement to be made available simultaneously with, and in respect of the fiscal year covered by, the audited annual financial statements referenced in clause (i) above); and

iv.
a list of transactions in MAXXAM securities, including option grants, setting forth the relevant class, date, amount and price of each transaction, between MAXXAM and (a) Charles E. Hurwitz, (b) affiliates and family members of Charles E. Hurwitz, and (c) MAXXAM’s other directors and executive officers in a group report listing individual transactions, such list to be made available simultaneously with, and in respect of the period covered by, the audited annual financial statements referenced in clause (i) above.

c.           through June 30, 2014, MAXXAM will use commercially reasonable efforts to cause its common stock to be quoted on the limited information tier of the Pink Sheets.  If, during such period, for any reason, MAXXAM’s common stock cannot be so quoted on the limited information tier of the Pink Sheets, MAXXAM will use commercially reasonable efforts to cause another market to be made for its common stock;

d.           Defendants will file a Schedule 14A Supplemental Proxy Statement (the “Supplemental Proxy”) with the SEC and issue as an attachment to a press release the attached Exhibit A, no later than close of business December 7, 2009, and will mail it to MAXXAM’s stockholders as soon as practicable; and

e.           the Plaintiffs will seek leave of Court to present the proposed Settlement to the Court for approval promptly after the completion of the Reverse Stock Split.

3.           Without admitting any wrongdoing, the Defendants acknowledge that the filing and prosecution of the Action and discussions with Plaintiffs’ counsel were the sole factors behind their decision to file their Supplemental Proxy, which contains information sought in Plaintiffs’ Complaint.

4.           As soon as practicable after the execution of this Memorandum, the parties agree to enter into a stipulation of settlement and such other related documentation as may be necessary (collectively, the “Settlement Agreement”) which will provide for the settlement of the Action.  Among other things, the Settlement Agreement expressly will provide as follows:

a.           for the conditional certification of the Action, for settlement purposes only, as a class action pursuant to Court of Chancery Rules 23(b)(l) and (b)(2) on behalf of a class consisting of all record and beneficial holders of common stock of the Company (excluding Defendants in the Action, their immediate family members, affiliates, successors in interest, representatives, trustees, executors, administrators, heirs, assigns or transferees, and any person acting for or on behalf of any Defendant) for the period from and including August 24, 2009 through and including the effective date of the Reverse Stock Split, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the “Class”);

b.           for the complete discharge, dismissal with prejudice on the merits, settlement and release of, and an injunction barring, any and all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, that have been or could have been asserted or in the future might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of Plaintiffs in the Action and any and all of the members of the Class, whether individual, class, direct, derivative, representative, legal, equitable or any other type or in any other capacity (the “Settled Claims”) against any and all Defendants in the Action, and/or any of their family members, parent entities, associates, affiliates or subsidiaries and each and all of their respective past or present officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”) which Plaintiffs or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Reverse Stock Split, or the Going Dark Plan, including without limitation any disclosures made in any Preliminary or Definitive Proxy Statement (or any amendment or supplement thereto) or in connection with any of the foregoing, provided, however, that the Settled Claims shall not include claims to enforce the Settlement;

c.           that the release contemplated by the Settlement extends to claims that Plaintiffs, for themselves and on behalf of the Class, the Company and its stockholders, do not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into the release. The Plaintiffs, each member of the Class, the Company and its stockholders shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims.  Plaintiffs, for themselves and on behalf of the Class, the Company and its stockholders, shall be deemed to relinquish, to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

In addition, Plaintiffs, for themselves and on behalf of the Class, the Company and its stockholders, also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542.  Plaintiffs, for themselves and on behalf of the Class, the Company and its stockholders, acknowledge that members of the Class and/or other Company stockholders may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as Plaintiffs and on behalf of the Class, the Company and its stockholders, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts;

d.           that Defendants release all claims against Plaintiffs, members of the Class, and their counsel arising out of or relating to the institution, prosecution, and resolution of the Action;

e.           that Defendants in the Action have denied, and continue to deny, that any of them has committed or has threatened to commit any wrongdoing, violation of law or breach of duty to Plaintiffs in the Action, the Class or anyone, that they have any liability or owe any damages of any kind to the Plaintiffs in the Action, the Class or anyone, and that any additional disclosures (including the additional disclosures made in the Supplemental Proxy) are required under any applicable rule, regulation, statute, or law, but are entering into this Memorandum and will execute the Settlement Agreement solely because they consider it desirable that the Action be settled and dismissed on the merits and with prejudice in order to (i) eliminate the burden, inconvenience, expense, risk and distraction of further litigation, (ii) finally put to rest and terminate all of the claims which were or could have been asserted against the Defendants  in the Action, and (iii) thereby permit the Reverse Stock Split to proceed without risk of injunctive or other relief; and

f.           subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Settlement Agreement should be approved, that Plaintiffs and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims against any of the Released Persons.

5.           The parties to the Action will use all reasonable efforts to agree upon, execute and present to the Court, as soon as practicable, a Stipulation of Settlement and such other documents as may be necessary and appropriate in order to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation of Settlement.  Pending the negotiation and execution of the Stipulation of Settlement, all proceedings in the Action, except for Settlement-related proceedings pursuant to this Memorandum, shall be suspended.

6.           The parties to the Action, through their counsel: (i) agree to use all reasonable efforts to pursue the Settlement in as expeditious and comprehensive a manner as possible and acknowledge that time is of the essence; and (ii) agree to cooperate in preparing any and all necessary papers to define, pursue and effectuate the Settlement.

7.           Pending negotiation, execution and Court approval of the Settlement Agreement and Settlement, Plaintiffs in the Action agree to stay the proceedings in the Action and to stay and not to initiate any and all other proceedings other than those incident to the Settlement itself.  The parties also agree to take all necessary action to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum which challenges the Settlement, the Reverse Stock Split or otherwise involves or relates to a Settled Claim.

8.           The Settlement contemplated by this Memorandum is subject to:

a.           the execution of a formal Stipulation of Settlement (and such other documentation as may be required to obtain final approval by the Court of the Settlement) by counsel for the parties to the Action;

b.           additional reasonable and necessary confirmatory discovery, the scope of which shall be negotiated in good faith and agreed upon by the parties, to confirm the fairness and reasonableness of the Settlement;

c.           the consummation of the Reverse Stock Split; and

d.           final approval by the Court of the Settlement (and the exhaustion of possible appeals, if any) and the dismissal of the Action by the Court with prejudice and without awarding costs to any party (except as provided herein) having been obtained, and entry by the Court of a final order and judgment containing such release language as is contained in the Settlement Agreement.

9.           This Memorandum shall be null and void and of no force and effect should any of the conditions set forth herein not be met or should Plaintiffs’ counsel in the Action determine in good faith that, based upon facts learned subsequent to the execution of this Memorandum, the proposed Settlement is not fair, reasonable and adequate; in such event, this Memorandum shall not be deemed to prejudice in any way the positions of the parties with respect to the Action nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum.

10.           The effective date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise.

11.           The Company (or any successor thereof) shall be administratively and financially responsible for providing notice of the Settlement to the members of the Class.

12.           Defendants agree that as a result of Plaintiffs’ litigation efforts, MAXXAM’s public stockholders received benefits, including the disclosures recommended by Plaintiffs, the increased consideration for fractional shares, and the continuing disclosure of Company financial information after the Going Dark Plan  is consummated, as set forth herein.

13.           Plaintiffs and Plaintiffs’ counsel shall petition the Court for a reasonable award of fees and expenses in the amount of not more than $250,000 (the “Fee Application”).  Defendants reserve all rights to oppose the Fee Application, both in the Court and on any appeal by putative class members.  Final resolution by the Court of the Fee Application shall not be a precondition to the dismissal of the Action in accordance with the Settlement.  Fees and expenses awarded by the Court to Plaintiffs’ counsel (the “Fee and Expense Award”) shall be paid by MAXXAM and/or any insurer for any of the Defendants within ten (10) business days after entry of the order of dismissal, with prejudice.  Such payment shall be made subject to Plaintiffs’ counsel’s joint and several obligations to make refunds or repayment to MAXXAM (or any successor in interest), or Defendants’ insurer (if applicable), if any specified condition to the Settlement is not satisfied or, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, any dismissal order is reversed or the fee or costs award is reduced or reversed.  Payment by or on behalf of MAXXAM (or any successor in interest) of the Fee and Expense Award as set forth herein to Plaintiffs’ counsel shall discharge in full any obligation of Defendants to pay attorneys’ fees or expenses to Plaintiffs’ counsel.  Defendants’ and Plaintiffs’ counsel negotiated the provisions herein related to the Fee and Expense Award after the parties agreed to other substantive terms of this Memorandum.  If the parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the parties intend to, and do, preserve all arguments in connection with any application(s) for attorneys’ fees and expenses by plaintiffs’ counsel to the extent that such arguments do not directly contradict the facts set forth herein, and there shall be no application for an award of fees and expenses in the amount of more than $250,000.

14.           The provisions contained in this Memorandum shall not be deemed a presumption, concession or an admission by any Defendant in the Action of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

15.           This Memorandum constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

16.           This Memorandum and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

17.           This Memorandum will be executed by counsel for the parties to the Action, each of whom represents and warrants that they have the authority from their clients to enter into this Memorandum.  This Memorandum may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

18.           Plaintiffs and their counsel in the Action represent and warrant that none of Plaintiffs’ claims or causes of action referred to in any complaint in the Action or this Memorandum have been or shall be assigned, encumbered or in any manner transferred in whole or in part.  Plaintiffs represent and warrant that they have been stockholders in MAXXAM throughout the period covered by the Action and the Settlement and shall provide written proof thereof before execution of the Settlement.

19.           This Memorandum shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs and assigns.

ROSENTHAL, MONHAIT & GODDESS, P.A. /s/ Joseph A. Rosenhthal
Joseph A. Rosenthal (#234) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899-1070 (302) 656-4433 Attorneys for Plaintiff Alan R. Kahn

OF COUNSEL: James S. Notis GARDY & NOTIS, LLP 560 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-7377

Harold B. Obstfeld HAROLD B. OBSTFELD, P.C. 100 Park Avenue, 20th Floor New York, New York 10017 (212) 696-1212

RIGRODSKY & LONG, P.A. /s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) 919 N. Market Street, Suite 980 Wilmington, Delaware 19801 (302) 295-5310 Attorneys for Plaintiffs James L. and Eleanor A. Gayner

OF COUNSEL: Aaron Brody STULL, STULL & BRODY 6 East 45th Street New York, New York 10017 (201) 687-7230
Joseph H. Weiss WEISS & LURIE 551 Fifth Avenue New York, New York 10176 (212) 682-3025

MORRIS, NICHOLS, ARSHT & TUNNELL LLP /s/ R. Judson Scaggs, Jr.
R. Judson Scaggs, Jr. (#2676) Christine H. Dupriest (#5159) 1201 N. Market Street P.O. Box 1347 Wilmington, Delaware 19899-1347 (302) 658-9200 Attorneys for Defendants